SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CASCADE BANCORP
(Name of Issuer)

Common Stock, no par value
(Title and Class of Securities)

147154108
(CUSIP Number)

WL Ross & Co. LLC
1166 Avenue of the Americas
New York, New York 10036
Attention: Ben Gruder
Telephone Number: (212) 826-1100
Facsimile Number: (212) 278-9645

With a copy to: David Ingles Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 Telephone: (212) 735-3000 Facsimile Number: (212) 735-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  □.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 147154108	Page 2 of 13 Pages

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 147154108	Page 3 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
WL Ross & Co. LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
11,478,529 (1)
9. SOLE DISPOSITIVE POWER
0
10. SHARED DISPOSITIVE POWER
11,478,529 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,478,529 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.05%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The 11,478,529 shares of common stock are held directly by WLR CB AcquisitionCo LLC.  Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P., which is the sole manager of WLR CB AcquisitionCo LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P.  Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to share voting and dispositive power over the common stock held by WLR CB AcquisitionCo LLC.

CUSIP No. 147154108	Page 4 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
WLR CB AcquisitionCo LLC (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
11,478,529 (1)
9. SOLE DISPOSITIVE POWER
0
10. SHARED DISPOSITIVE POWER
11,478,529 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,478,529 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.05%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The 11,478,529 shares of common stock are held directly by WLR CB AcquisitionCo LLC.  Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P., which is the sole manager of WLR CB AcquisitionCo LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P.  Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to share voting and dispositive power over the common stock held by WLR CB AcquisitionCo LLC.

CUSIP No. 147154108	Page 5 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
El Vedado LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
11,478,529 (1)
9. SOLE DISPOSITIVE POWER
0
10. SHARED DISPOSITIVE POWER
11,478,529 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,478,529 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.05%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The 11,478,529 shares of common stock are held directly by WLR CB AcquisitionCo LLC.  Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P., which is the sole manager of WLR CB AcquisitionCo LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P.  Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to share voting and dispositive power over the common stock held by WLR CB AcquisitionCo LLC.

CUSIP No. 147154108	Page 6 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
WL Ross Group, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
11,478,529 (1)
9. SOLE DISPOSITIVE POWER
0
10. SHARED DISPOSITIVE POWER
11,478,529 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,478,529 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.05%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The 11,478,529 shares of common stock are held directly by WLR CB AcquisitionCo LLC.  Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P., which is the sole manager of WLR CB AcquisitionCo LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P.  Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to share voting and dispositive power over the common stock held by WLR CB AcquisitionCo LLC.

CUSIP No. 147154108	Page 7 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
WLR Recovery Associates IV LLC(1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
11,478,529 (1)
9. SOLE DISPOSITIVE POWER
0
10. SHARED DISPOSITIVE POWER
11,478,529 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,478,529 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.05%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The 11,478,529 shares of common stock are held directly by WLR CB AcquisitionCo LLC.  Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P., which is the sole manager of WLR CB AcquisitionCo LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P.  Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to share voting and dispositive power over the common stock held by WLR CB AcquisitionCo LLC.

CUSIP No. 147154108	Page 8 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
WLR Recovery Fund IV, L.P. (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
11,478,529 (1)
9. SOLE DISPOSITIVE POWER
0
10. SHARED DISPOSITIVE POWER
11,478,529 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,478,529 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.05%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The 11,478,529 shares of common stock are held directly by WLR CB AcquisitionCo LLC.  Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P., which is the sole manager of WLR CB AcquisitionCo LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P.  Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to share voting and dispositive power over the common stock held by WLR CB AcquisitionCo LLC.

CUSIP No. 147154108	Page 9 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Wilbur L. Ross, Jr. (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
11,478,529 (1)
9. SOLE DISPOSITIVE POWER
0
10. SHARED DISPOSITIVE POWER
11,478,529 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,478,529 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.05%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The 11,478,529 shares of common stock are held directly by WLR CB AcquisitionCo LLC.  Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P., which is the sole manager of WLR CB AcquisitionCo LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P.  Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to share voting and dispositive power over the common stock held by WLR CB AcquisitionCo LLC.

CUSIP No. 147154108	Page 10 of 13 Pages

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the common stock, no par value (the “Common Stock”), of Cascade Bancorp (the “Company”).  The Company’s principal executive offices are located at 1100 N.W. Wall Street, Bend, Oregon 97701.

Item 4. Purpose of Transaction.

The disclosure provided in Item 4 of the Schedule 13D amended hereby is updated to include the following additional disclosure:
On November 17, 2016, WLR CB AcquisitionCo LLC (“WLR”) entered into a voting agreement (the “Voting Agreement”), pursuant to which WLR agreed, solely in its capacity as stockholder of the Company and not in any other capacity, (i) to vote their shares of Common Stock in favor of the approval of that certain Agreement and Plan of Merger, dated as of November 17, 2016, by and between First Interstate BancSystem, Inc. (“FIBK”) and the Company (as amended, supplemented or modified, the “Merger Agreement”), pursuant to which the Company will be merged with and into FIBK, with FIBK as the surviving corporation (the “Merger”) and (ii) without the prior written consent of FIBK, not to transfer any of its shares of Common Stock prior to the Merger except for certain limited purposes described in the Voting Agreement.  The Voting Agreement is filed as Exhibit 7.

Except as disclosed in this Item 4, neither WLR, nor any of the other Reporting Persons, has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  WLR intends to continually review its investment in the Company.  Pending the results of such review and other factors that WLR deems relevant to an investment in the Company (but subject to the limitations described in Item 6 of this Statement), WLR may take or propose to take, alone or in conjunction with others including the Company, other actions intended to increase or decrease WLR’s investment in the Company or the value of its investment in the Company, which could include one or more of the transactions or actions referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Notwithstanding anything contained herein, WLR specifically reserves the right to change its intentions with respect to any or all of the matters referred to in this Statement, subject to the limitations in the Voting Agreement, the passivity commitments described in Item 6 below and applicable regulation governing non-control investments in banks and bank holding companies.

Item 5. Interest in Securities of the Issuer.

As of the date on which the event requiring the filing of this Amendment occurred, WLR beneficially owned a total of 11,478,529 shares of Common Stock, which in the aggregate represents approximately 15.05% of the outstanding Common Stock as of November 2, 2016.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure provided in Item 6 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

Pursuant to the Voting Agreement, WLR agreed, solely in its capacity as stockholder of the Company and not in any other capacity, (i) to vote its shares of Common Stock in favor of the approval of the Merger Agreement and (ii) without the prior written consent of FIBK, not to transfer any of its shares of Common Stock prior to the Merger except for certain limited purposes described in the Voting Agreement.  In addition, WLR agreed, pursuant to the Voting Agreement, not to enter into any agreement or commitment with any person the effect of which would be inconsistent with or otherwise violate the provisions and agreements set forth in the Voting Agreement.  The Voting Agreement will terminate automatically in the event that (a) the Merger Agreement is terminated for any reason in accordance with its terms, or (b) the Company’s Board of Directors (the “Board”) withdraws, modifies or qualifies or fails to make the Board recommendation and the requisite Company vote, as specified in the Merger Agreement,

CUSIP No. 147154108	Page 11 of 13 Pages

does not become the affirmative vote of the holders of at least seventy-five percent (75%) of the Common Stock for any reason, in each case in accordance with the Merger Agreement.  The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement filed herewith as Exhibit 7 and incorporated herein by reference.

Other than the matters disclosed above in response to Items 4 and 5 and this Item 6, none of the Reporting Persons is party to any other contracts, arrangements, understandings or relationships with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1
Agreement among WL Ross & Co. LLC, WLR, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC and Wilbur L. Ross, Jr. as to Joint Filing of Schedule 13D (filed as Exhibit 1 to Schedule 13D filed by WLR CB AcquisitionCo LLC on February 7, 2011 and incorporated herein by reference).

Exhibit 2
Securities Purchase Agreement, dated as of November 16, 2010, between Cascade Bancorp and WLR (filed as Exhibit 10.4 to the Current Report on Form 8-K filed by the Company on November 19, 2010 and incorporated herein by reference).

Exhibit 3
Amendment to Securities Purchase Agreement, dated as of January 27, 2011 (filed as Exhibit 3 to Schedule 13D filed by WLR CB AcquisitionCo LLC on February 7, 2011 and incorporated herein by reference).

Exhibit 4
Registration Rights Agreement, dated as of January 28, 2011, between Cascade Bancorp and the investors party thereto (filed as Exhibit 10.3 to the Current Report on Form 8-K filed by the Company on January 31, 2011 and incorporated herein by reference).

Exhibit 5
Form of Indemnification Agreement between the Company and certain of its directors (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on January 31, 2011 and incorporated herein by reference).

Exhibit 6
Form of Indemnification Agreement between the Bank and certain of its directors (filed as Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on January 31, 2011 and incorporated herein by reference).

Exhibit 7
Form of Company Voting Agreement, dated as of November 17, 2016 (filed as Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on November 17, 2016 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2016

WL ROSS & CO. LLC

By:	/s/ Ben Gruder
	Name:	Ben Gruder
	Title:	Authorized Person

WLR CB ACQUISITIONCO LLC

By:	WLR Recovery Fund IV, L.P., its Sole Manager
By:	WLR Recovery Associates IV LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	/s/ Ben Gruder
	Name:	Ben Gruder
	Title:	Authorized Person

WLR RECOVERY FUND IV, L.P.

By:	WLR Recovery Associates IV LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	/s/ Ben Gruder
	Name:	Ben Gruder
	Title:	Authorized Person

WLR RECOVERY ASSOCIATES IV LLC

By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	/s/ Ben Gruder
	Name:	Ben Gruder
	Title:	Authorized Person

WL ROSS GROUP, L.P.

By:	El Vedado, LLC, its General Partner

By:	/s/ Ben Gruder
	Name:	Ben Gruder
	Title:	Manager

EL VEDADO, LLC

By:	/s/ Ben Gruder
	Name:	Ben Gruder
	Title:	Manager

By:	/s/ Wilbur L. Ross, Jr.
	Name:	Wilbur L. Ross, Jr.